

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 22, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Munjit Johal
Chief Financial Officer
Davi Skin, Inc.
4223 Glencoe Avenue, Suite B130
Marina Del Ray, California 90292

   RE: Form 10-KSB for the fiscal year ended December 31, 2007
      Form 10-QSB for the period ended March 31, 2008
       File No. 1-14297

Dear Mr. Johal:

  We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Note 13. Legal Proceedings

2. Under the Sub-Agencies section of Item 1, you state that Artist House has made
    demand upon you to rescind their investment in your stock. You also state that you
    are now attempting a global settlement and that the settlement amounts are covered
    by the insurance carrier. Please disclose if any amounts are accrued as well as the
    amount of any additional estimated loss or range of loss that is reasonably possible.
    Refer to paragraphs 9 and 10 of SFAS 5. Please disclose whether there are any
    specific concerns or uncertainties as to whether your insurance carriers will pay all
    defense and settlement costs.   Please disclose the terms and any material limitations
    of this insurance coverage as well as your ability to seek recovery from these
    insurance carriers. Please refer to Question 2 of SAB Topic 5:Y. Please also disclose
    whether Artist House has been able to rescind their investment. If so, disclose how
    this is reflected in the financial statements.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2008

General

3. Please address the above comments in your interim filings as well.

4. Beginning February 4, 2008, companies formerly classified as "small business
    issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after
    they have filed an annual report for a fiscal year ending after December 15, 2007.
    Although small business issuers are now required to file on Form 10-Q, the disclosure
    requirements of that form are now tailored for smaller companies.

    We note that your quarterly report for the first quarter of fiscal year 2008 was on
    Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that
    filing just to reflect the proper form type, we ask that you review your filing
    requirements and consider whether any action is necessary if your recently filed
    quarterly reports do not contain all required material information. In any event, you
    should file your next quarterly report on Form 10-Q. If at any point you determine
    that the Form 10-QSB filed for the quarter ended March 31, 2008 needs to be
    amended for another reason, you should file the amendment on a Form 10-Q.

    Information about recent changes to rules affecting smaller company disclosure and
    filing requirements is available on the SEC website at
    http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Note 3. Significant Accounting Policies

Inventory

5. From inception (March 21, 2004) through March 31, 2008, you have recorded costs
   of goods sold of approximately $60,000. The disclosures on the face of your
   statement of operations indicate that approximately $47,000 of this amount reflects
   write-downs of inventory. In light of the limited amount of actual inventory sold and
   given that inventory represents approximately 87% of your total assets as of March
   31, 2008, please provide us with a comprehensive response and expand your
   disclosure to address how you test your inventory for recoverability, including the
   specific methodologies, estimates, and assumptions you use in your recoverability
   tests. Provide detailed support for any assumptions regarding future sales of this
   inventory You state that you regularly monitor inventory quantities on hand and
   record write-downs for excess and obsolete inventories based primarily on your
   forecast of product demand and production requirements. Please help us understand
   how your evaluation of this forecast led to your determination that the remaining
   amount of reported inventory is recoverable. Please also address whether there is a
   risk of obsolescence and expiration based on the types of inventory.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their
  filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief